                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/


                            BOARDWALK CASINO, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  096612 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Daniel R. Lee
                         Mirage Resorts, Incorporated
                        3400 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
                             Tel:  (702) 791-7111


       With a copy to:                                   With a copy to:
       ---------------                                   ---------------
     Peter C. Walsh, Esq.                            C. Kevin McGeehan, Esq.
 Mirage Resorts, Incorporated                          Irell & Manella LLP
  3260 South Industrial Road                        1800 Avenue of the Stars,
    Las Vegas, Nevada 89109                                 Suite 900
     Tel:  (702) 792-4868                         Los Angeles, California 90067
                                                      Tel:  (310) 277-1010
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    December 22, 1997
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


----------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 096612 10 6         SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MIRAGE RESORTS, INCORPORATED
      IRS IDENTIFICATION NO. 88-0058016
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEVADA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,821,429
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,822,429

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          n/a
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,822,429**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Schedule 13D except the 1,000 shares of Common Stock (as defined herein) that the reporting person previously acquired.

     This Schedule 13D (the "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "Commission") by Mirage Resorts, Incorporated, a Nevada corporation ("Parent"), in connection with agreements to purchase common stock, $.001 par value per share (the "Common Stock"), of Boardwalk Casino, Inc., a Nevada corporation (the "Company"), and certain related voting arrangements, entered into in connection with that certain Agreement and Plan of Merger (the "Merger Agreement") dated December 22, 1997 among Parent, Mirage Acquisition Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company, providing for the proposed merger of Merger Sub with and into the Company, with the Company remaining as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the "Merger"). Concurrently with the execution of the Merger Agreement,
(i) Parent entered into agreements with Avis P. Jansen, individually, as executrix of the Estate of Norbert W. Jansen, as Trustee for the Jansen Family Trust and as president of Holiday Gifts, Inc., a Nevada corporation (collectively, "Jansen"), pursuant to which, among other things, Parent has agreed to purchase 2,750,000 shares of Common Stock and 600 shares of Series A 6% Non-Voting Cumulative Preferred Shares of the Company (the "Preferred Stock") owned by Jansen and an affiliate of Parent agreed to purchase a parcel of land located at 3734 Las Vegas Boulevard South (the "Land") owned by Jansen and leased to the Company (collectively, the "Jansen Agreements"), and (ii) Parent entered into an agreement with Diversified Opportunities Group Ltd., an Ohio limited liability company ("Diversified"), Jacobs Entertainment Nevada, Inc, a Nevada corporation ("Jacobs Entertainment"), and Jeffrey P. Jacobs, an individual ("Jacobs") (Diversified, Jacobs Entertainment and Jacobs are collectively referred to as the "Jacobs Sellers"), pursuant to which, among other things, Parent has agreed to purchase 1,071,429 shares of Common Stock, a $5 Million Subordinated Note (the "Note") and 2,650 shares of
Preferred Stock owned by the Jacobs Sellers (the "Jacobs Agreement" and collectively with the Jansen Agreements, the "Stockholder Agreements"). Based on information contained in the Company's filings with the Commission, Mrs. Jansen is the Chairman of the Board of Directors and Vice President of the Company and Mr. Jacobs is a director of the Company. Based on representations made in the Stockholder Agreements, Jansen and the Jacobs Sellers (collectively, the "Selling Stockholders") beneficially own, and have agreed to sell under the Stockholder Agreements, an aggregate of 3,821,429 shares of Common Stock, or approximately 53.2% of the total outstanding shares of Common Stock, based on the total number of shares of Common Stock represented by the Company in the Merger Agreement to have been outstanding as of December 22, 1997.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to shares of Common Stock. The Company's principal executive offices are located at 3750 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) and (f)

     This Statement is being filed by Mirage Resorts, Incorporated, a Nevada corporation whose principal office is located at 3400 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Parent's principal business is, through subsidiaries, the ownership and operation of hotel-casino resorts in Nevada and other gaming jurisdictions.

     The name, citizenship, business address, and present principal occupation of each of the directors and executive officers of Parent are set forth in

Exhibit 1 which is incorporated herein by reference.
---------

     (d) and (e)

     Neither Parent nor, to the best knowledge of Parent, any director or executive officer of Parent listed on Exhibit 1 hereto, has been, during the
                                      ---------
last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date of this Statement, Parent has not paid any funds or other consideration for purchases of Common Stock owned by the Selling Stockholders or in connection with the Merger. As described in Item 4 below, Parent's purchase of the Note and the shares of Preferred Stock owned by the Jacobs Sellers is scheduled to close on January 5, 1998.

     If the Merger is consummated, the total amount required (i) to purchase the shares of Common Stock owned by the Selling Stockholders pursuant to the Stockholder Agreements and (ii) to pay the merger consideration to the Company's remaining stockholders and pay transaction-related fees and expenses is estimated to be approximately $36 million. In addition, pursuant to the Stockholder Agreements, Parent is purchasing shares of Preferred Stock, the Note, and the Land, among other things, as described in Item 4. Funds for all such purchases are expected to be obtained from Parent's $1.75 billion credit facility from a group of commercial banks.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transactions described in this Statement is to acquire the entire equity interest of the Company pursuant to the Stockholder Agreements and the Merger Agreement. There can be no assurance, however, that the proposed transactions will be consummated or as to the timing thereof.

     Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval by stockholders of the Company), at the effective time of the Merger (the "Effective Time"), (i) Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, with the Company remaining as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Parent, (ii) the directors and officers of Merger Sub will become the directors and officers of the Company in its capacity as the Surviving Corporation, in each case until their respective successors are elected or appointed and qualified, (iii) except for shares of Common Stock as to which dissenters' rights are perfected or which are owned by the Company, Parent or Merger Sub, each share of the Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $5.00 in cash, payable to the holder thereof, without interest (the "Merger Consideration"), (iv) all shares of preferred stock of the Company, including without limitation the Preferred Stock, which are outstanding at the Effective Time shall remain outstanding and shall not be affected by the Merger, (v) each share of Merger Sub's common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become 71,795 fully paid and nonassessable shares of common stock of the Surviving Corporation, and (vi) the articles of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided by such articles of incorporation or bylaws or by applicable law. Upon consummation of the Merger, the registration of the Common Stock under the Exchange Act will be terminated, and the Common Stock will cease to be reported and listed on The Nasdaq Stock Market, Inc. and the Pacific Exchange.

     Pursuant to the Jansen Agreements, and subject to the terms and conditions set forth therein, Parent has agreed: (i) to purchase 2,750,000 shares of Common Stock owned by the Trust, which includes 1,734,620 shares as to which Jansen has granted a purchase option to Diversified or its nominee pursuant to that certain Option and Proxy Agreement dated September 24, 1996 among the Company, Diversified and Norbert W. Jansen ("Mr. Jansen"), individually and as trustee of the Trust (as amended by that certain Memorandum of Understanding (the "Memorandum") dated as of October 29, 1997 among the Company, Diversified, Jacobs Entertainment or its nominee and Jansen (the "Option Agreement")), at a purchase price of $5.00 per share in cash for a total aggregate purchase price of $13,750,000; (ii) to purchase 600 shares of Preferred Stock for an aggregate purchase price of $600,000, plus any accumulated but unpaid dividends on the Preferred Stock as of the date of payment; and (iii) to purchase, through its subsidiary Restaurant Ventures of Nevada, Inc., a Nevada corporation ("Properties Corporation"), the Land pursuant to an Agreement of Purchase and Sale and Joint Escrow Instructions (the "Land Agreement") for a purchase price of $7,382,380. In exchange for a payment from Parent of $268,000 and as further consideration to Parent under the Jansen Agreements, Jansen agreed to amend the term of that certain lease agreement between Mr. Jansen, in his individual capacity and as trustee of the Trust, and the Company, effective as of October 1, 1996, which permits Holiday Gifts, Inc. (a corporation controlled by Jansen) to operate a gift shop upon the Company's premises, to a month-to-month arrangement and to make certain other modifications thereto. The closing of the transactions contemplated by the Jansen Agreements shall take place substantially concurrently with the closing of the Merger.

     Pursuant to the Jacobs Agreement, and subject to the terms and conditions set forth therein, Parent has agreed: (i) to purchase 1,071,429 shares of Common Stock owned by the Jacobs Sellers at a purchase price of $5.00 per share in cash for a total aggregate purchase price of $5,357,145; (ii) to purchase 2,650 shares of Preferred Stock owned by the Jacobs Sellers for a total aggregate purchase price of $2,650,000, plus any accrued and accumulated but unpaid dividends on the Preferred Stock as of the date of payment; (iii) to purchase the Note for the purchase price of $5,000,000, plus accrued but unpaid interest on the Note to the date of payment; and (iv) to pay the Jacobs Sellers a total of $3,735,000 in consideration for, among other things, the termination and release of any and all of their rights, title and interest which they may have under or pursuant to the Option Agreement, the Memorandum and that certain Purchase Agreement dated as of September 24, 1996, by and among the Company, Diversified, and Mr. Jansen, in his individual capacity and as trustee for the Trust. The closing of the transactions contemplated by the Jacobs Agreement shall take place substantially concurrently with the closing of the Merger, except that the purchases of the 2,650 shares of Preferred Stock and the Note described in (ii) and (iii) above are scheduled to take place on January 5, 1998.

     Pursuant to the Stockholder Agreements, each of the Selling Stockholders has agreed (for as long as the Merger Agreement is in effect), that at any meeting of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, such Selling Stockholder shall vote (or cause to be voted) the shares of Common Stock owned by them, (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and its respective Stockholder Agreement and any actions required in furtherance thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or its respective Stockholder Agreement; and (c) except as otherwise agreed to in writing in advance by Parent, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or might reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger and the transactions contemplated by its respective Stockholder Agreement and the Merger Agreement; (ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and any of its subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Company and any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (iv) any change in the management or Board of Directors of the Company; (v) any change in the present capitalization or dividend policy of the Company; (vi) any amendment of the Company's articles of incorporation or bylaws; or (vii) any other material change in the Company's corporate structure or business.

     In addition, the Selling Stockholders have each granted an irrevocable proxy to Parent to vote their shares of Common Stock in the manner described above if the Selling Stockholders fail to do so.

     Moreover, pursuant to the Stockholder Agreements, the Selling Stockholders may not offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, or grant any voting rights or proxies with respect to, any of their shares of Common Stock or Preferred Stock.

     The foregoing summaries of the Merger Agreement and the Stockholder Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Jansen Agreements (including the Land Agreement) and the Jacobs Agreement, copies of which are filed with this Statement as Exhibits 2, 3, 4 and 5, respectively, to this Statement. Reference
             ----------  -  -     -
is made to such agreements for complete descriptions of the terms and provisions thereof and the agreements of the parties thereunder. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed in the Merger Agreement and the Stockholder Agreements.

     Other than as set forth above, Parent has no plans or proposals which would relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of the SEC's standard form of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Parent is the beneficial owner of 1,000 shares of Common Stock which it acquired previously (the "Owned Shares"). Parent may be deemed to be the beneficial owner of an additional 3,821,429 shares of Common Stock (the "Selling Stockholder Shares"), which are held by the Selling Stockholders and are subject to the voting and other provisions of the Stockholder Agreements. The Selling Stockholder Shares constitute approximately 53.2% of the outstanding shares of Common Stock based on the total number of 7,179,429 shares of Common Stock represented by the Company in the Merger Agreement to have been outstanding as of December 22, 1997. To the best knowledge of Parent, no director or executive officer of Parent is the beneficial owner of any shares of Common Stock.

     (b) Parent has sole voting power with respect to the Owned Shares. Parent has shared voting power with the Selling Stockholders with respect to all of the Selling Stockholder Shares with respect to certain matters relating to the Merger as described in Item 4 above. Parent has sole dispositive power over the Owned Shares and, pursuant and subject to the Stockholder Agreements, the Selling Stockholder Shares. Set forth below is the Item 2 information with respect to each Selling Stockholder:

          (1) Jansen:

          The following information is derived from the Company's definitive Proxy Statement relating to the September 24, 1997 Meeting of Shareholders:

          Avis P. Jansen, a citizen of the United States, in her individual capacity and as executrix of the Estate of Norbert W. Jansen and as Trustee for the Jansen Family Trust, has her principal business address at 3750 Las Vegas Boulevard South, Las Vegas, Nevada 89109. Mrs. Jansen is currently the Chairman of the Board of Directors and

Vice President of the Company. Since 1971, Mrs. Jansen has served as the president, secretary and treasurer of Holiday Gifts, Inc., the former operator of the Company's casino.

          To the best knowledge of Parent, Mrs. Jansen has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (2) The Jacobs Sellers:

          The following information was derived solely from the Schedule 13D dated October 3, 1996 filed by Diversified, as amended ("Diversified's Schedule 13D"):

          The principal business of Diversified is developing and acquiring investments in the gaming industry and managing, supervising, selling or otherwise disposing of such investments and engaging in activities incidental or ancillary thereto. The address of Diversified's principal business and office is 1231 Main Avenue, Cleveland, Ohio 44113.

          There are two members of Diversified: (i) Gary L. Bryenton and Jacobs, as trustees under the Opportunities Trust Agreement dated February 1, 1996 (the "Trust") and (ii) Jacobs Entertainment Ltd., an Ohio limited liability company ("JEL"). JEL is the Manager of Diversified. Jacobs and Jacobs Entertainment are the members of JEL and Jacobs is the Manager of JEL. Both the Trust and JEL were formed primarily to hold their interest in Diversified. The address of the Trust's principal business and office is c/o Baker & Hostetler, Gary L. Bryenton, 3200 National City Center, Cleveland, Ohio 44144, and the address of JEL's principal business and office is 1231 Main Avenue, Cleveland, Ohio 44113.

          To the best knowledge of Parent, none of Diversified, the Trust, JEL or Jacobs has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Other than the transactions described in Item 4 above which have prompted the filing of this Schedule 13D, to the best knowledge of Parent, neither Parent nor any of its directors or executive officers has effected any transaction in Common Stock during the past 60 days.

     (d) To the best knowledge of Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Selling Stockholder Shares or the Owned Shares.

     (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The second through seventh paragraphs of Parent's response to Item 4 of this Statement are hereby incorporated by reference herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   Directors and Executive Officers of Mirage Resorts, Incorporated

     2. Agreement and Plan of Merger, dated December 22, 1997, by and among Mirage Resorts, Incorporated, Mirage Acquisition Sub, Inc. and Boardwalk Casino, Inc.

     3. Agreement, dated December 22, 1997, by and between Mirage Resorts, Incorporated and Avis P. Jansen, individually, as executrix of the Estate of Norbert W. Jansen and as Trustee for the Jansen Family Trust under an Agreement dated July 14, 1993.

     4. Agreement of Purchase and Sale and Joint Escrow Instructions, dated as of December 22, 1997, by and between Restaurant Ventures of Nevada, Inc., and Avis P. Jansen, as sole trustee of the Jansen Family Trust under an agreement dated July 14, 1993.

     5. Agreement, dated December 22, 1997, by and among Mirage Resorts, Incorporated, on the one hand, and Diversified Opportunities Group Ltd., Jacobs Entertainment Nevada, Inc. and Jeffrey P. Jacobs, on the other.

     6. Amended and Restated Loan Agreement, dated as of March 7, 1997, among Mirage Resorts, Incorporated, the Banks named therein, BancAmerica Securities, Inc., CIBC Wood Gundy Securities Corp., J.P. Morgan Securities Inc. and Societe Generale, as Co-Arrangers, Bankers Trust Company, The Bank of New York, The Bank of Nova Scotia, Commerzbank Aktiengesellschaft, Credit Lyonnais, The Long-Term Credit Bank of Japan, Ltd., Los Angeles Agency, PNC Bank, National Association and Westdeutsche Landesbank Girozentrale, as Co-Agents, Bank of America National Trust and Savings Association, as Administrative Agent, and Morgan Guaranty Trust Company of New York, as Documentation Agent (without schedules or exhibits). (Incorporated by reference from Exhibit 10(ggg) to Parent's Form 10-K for the year ended December 31, 1996).

     7. Amendment No. 1 to Amended and Restated Loan Agreement, dated as of September 19, 1997, among Mirage Resorts, Incorporated, the Banks, Co-Arrangers, Co-Agents and Documentation Agent referred to therein, and Bank of America National Trust and Savings Association, as Administrative Agent. (Incorporated by reference from Exhibit 10.9 to Parent's Form 10-Q for the quarter ended September 30, 1997).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MIRAGE RESORTS, INCORPORATED



Dated: December 29, 1997      By:  /s/  Daniel R. Lee
                                  ----------------------
                                  Daniel R. Lee,
                                  Senior Vice President-Finance and Development, Chief Financial Officer and Treasurer

                                 EXHIBIT INDEX



                                                                                            SEQUENTIALLY
    EXHIBIT                                                                                   NUMBERED
    NUMBER                            DESCRIPTION                                               PAGE
    ------                            -----------                                            -----------

     1.        Directors and Executive Officers of Mirage Resorts, Incorporated

     2. Agreement and Plan of Merger, dated December 22, 1997, by and among Mirage Resorts, Incorporated, Mirage Acquisition Sub, Inc.
               and Boardwalk Casino, Inc.

     3.        Agreement, dated December 22, 1997, by and between Mirage
               Resorts, Incorporated and Avis P. Jansen, individually, as executrix of the Estate of Norbert W. Jansen and as Trustee for the Jansen Family Trust under an Agreement dated July 14, 1993.

     4. Agreement of Purchase and Sale and Joint Escrow Instructions, dated as of December 22, 1997, by and between Restaurant Ventures of Nevada, Inc., and Avis P. Jansen, as sole trustee of the Jansen Family Trust under an agreement dated July 14, 1993.

     5.        Agreement, dated December 22, 1997, by and among Mirage Resorts,
               Incorporated, on the one hand, and Diversified Opportunities
               Group Ltd., Jacobs Entertainment Nevada, Inc. and Jeffrey P.
               Jacobs, on the other.

     6. Amended and Restated Loan Agreement, dated as of March 7, 1997, among Mirage Resorts, Incorporated, the Banks named therein, BancAmerica Securities, Inc., CIBC Wood Gundy Securities Corp.,
               J.P. Morgan Securities Inc. and Societe Generale, as Co-
               Arrangers, Bankers Trust Company, The Bank of New York, The Bank of Nova Scotia, Commerzbank Aktiengesellschaft, Credit Lyonnais,
               The Long-Term Credit Bank of Japan, Ltd., Los Angeles Agency, PNC
               Bank, National Association and Westdeutsche Landesbank
               Girozentrale, as Co-Agents, Bank of America National Trust and
               Savings Association, as Administrative Agent, and Morgan Guaranty
               Trust Company of New York, as Documentation Agent

                                 EXHIBIT INDEX



                                                                                               SEQUENTIALLY
    EXHIBIT                                                                                      NUMBERED
    NUMBER                            DESCRIPTION                                                  PAGE
    ------                            -----------                                               -----------

               (without schedules or exhibits). (Incorporated by reference from Exhibit 10(ggg) to Parent's Form 10-K for the year ended December
               31, 1996).

     7. Amendment No. 1 to Amended and Restated Loan Agreement, dated as of September 19, 1997, among Mirage Resorts, Incorporated, the
               Banks, Co-Arrangers, Co-Agents and Documentation Agent referred to therein, and Bank of America National Trust and Savings
               Association, as Administrative Agent. (Incorporated by reference from Exhibit 10.9 to Parent's Form 10-Q for the quarter ended
               September 30, 1997).